Exhibit 99.1

SYSWIN INC.

ANNOUNCES FOURTH QUARTER AND FULL YEAR 2011 UNAUDITED FINANCIAL RESULTS

BEIJING, March 15, 2012 — SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or “the Company”), a leading primary real estate service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

FOURTH QUARTER 2011 FINANCIAL & OPERATION SUMMARY:

•                  Aggregate gross floor area (“GFA”) of properties sold increased 24.7% from 4Q2010 to 1.7 million square meters and aggregate transaction value of properties sold decreased 2.7% from 4Q2010 to RMB16.2 billion

•                  Net revenue decreased 35.7% from 4Q2010 to RMB126.8 million

•                  Gross profit decreased 70.0% from 4Q2010 to RMB41.0 million

•                  Loss from operations was RMB46.1 million compared to an income from operations of RMB77.8 million in 4Q2010

•                  Non-GAAP loss from operations was RMB37.1 million compared to a Non-GAAP income from operations of RMB77.8 million in 4Q2010

•                  Net loss was RMB38.5 million compared to net income of RMB56.9 million in 4Q2010

•                  Non-GAAP net loss was RMB29.6 million compared to a Non-GAAP net income of RMB56.9 million in 4Q2010

•                  Basic and diluted loss per ADS (1 ADS representing 4 ordinary shares) was US$0.13, compared to basic and diluted earnings per ADS of US$0.21 in 4Q2010

•                  Non-GAAP basic and diluted loss per ADS was US$0.10, compared to a Non-GAAP basic and diluted earnings per ADS of US$0.21 in 4Q2010

FULL YEAR 2011 FINANCIAL & OPERATION SUMMARY:

•                  Aggregate GFA of properties sold increased 23.6% year-over-year to 5.4 million square meters and aggregate transaction value of properties sold increased 15.1% year-over-year to RMB57.5 billion

•                  Net revenue decreased 5.5% year-over-year to RMB594.6 million

•                  Gross profit decreased 33.3% year-over-year to RMB287.6 million

•                  Income from operations decreased 89.3% year-over-year to RMB30.5 million

•                  Non-GAAP income from operations decreased 85.5% year-over-year to RMB41.2 million

•                  Net income decreased 96.2% year-over-year to RMB7.3 million

•                  Non-GAAP net income decreased 90.8% year-over-year to RMB17.4 million

•                  Basic and diluted earnings per ADS was US$0.02, compared to US$0.76 in 2010

•                  Non-GAAP basic and diluted earnings per ADS was US$0.06, compared to US$0.76 in 2010

BUSINESS HIGHLIGHTS:

	Fiscal year ended December 31			Three months ended December 31
	2011	2010	Change	2011	2010	Change
Number of cities entered	28	17	11	28	17	11
Aggregate GFA of the properties sold (in thousand square meters)	5,368	4,344	23.6%	1,723	1,382	24.7%
Average selling price per square meters (in RMB)	10,720	11,505	-6.8%	9,376	12,009	-21.9%
Aggregate transaction value (in million RMB)	57,546	49,976	15.1%	16,155	16,596	-2.7%
Effective commission rates (%)	1.0	1.2	-0.2	0.8	1.1	-0.3
Effective base commission rates (%)	0.8	0.9	-0.1	0.8	1.0	-0.2
Number of projects under sales	204	98	106	172	98	74

“Over last year, the Chinese real estate sector has been severely pressured by the government’s policies to tighten the market and curb property prices,” said Mr. Liangsheng Chen, CEO and director of SYSWIN, “Despite suppressed market conditions, however, SYSWIN delivered better than expected fourth quarter results and achieved positive returns for the full fiscal year. In this difficult market environment, we took focused measures to boost sales and control costs. We believe that our efforts helped to maintain our leading market share in Beijing and the neighboring cities, establish a solid foundation in Category II and III cities and build up a more diversified client base.”

Mr. Chen continued: “After nationwide expansion in the first half of 2011, we have undertaken series of key operational initiatives aimed at aligning our business with a lean and efficient regional management structure to establish a competitive cost structure, while maintaining our leading quality of service to clients. We consider this optimal balance between scale, cost and quality is critical to our long term success. Although we believe the benefits from these operational initiatives are long-term, we have already witnessed a two-fold positive impact on SYSWIN. Firstly, sales management process has notably improved with higher efficiency and better returns. Secondly, we have effectively increased the number of projects with less staff, achieving an improvement of 12.5% in transaction value per employee in the fourth quarter.”

“Looking into 2012, we expect the industry to remain strained as the Chinese government maintains firm control of the market, with overall transaction volume and prices continuing to exhibit downward trends. In particular, the real estate industry will see the slowest movement in the first quarter, due to seasonality.”

“Despite of the unfavorable market conditions in the near term, we strongly believe that SYSWIN has the right strategy, a strong management team, a streamlined operational structure and a competitive cost base that put us in best position to ride through the downturn and ready to seize opportunities in the upturn.”

FOURTH QUARTER & FULL YEAR 2011 FINANCIAL REVIEW:

Net Revenue

Net revenue in 4Q2011 decreased 35.7% from 4Q2010 to RMB126.8 million. Net revenue in 2011 decreased 5.5% from 2010 to RMB594.6million.

Real Estate Sales Agency Services

Net revenue from real estate sales agency services for 4Q2011 decreased 34.2% from 4Q2010 to RMB123.1 million, due to the fact that no bonus commission was recognized in this quarter, and a decrease in effective base commission rate, from 1.0% to 0.8%. Net revenue from real estate agency services in 2011 decreased 7.7% year-over-year to RMB561.5 million.

•                  The aggregate GFA of properties sold in 4Q2011 increased 24.7% from 4Q2010 to 1.7 million square meters. The aggregate GFA of properties sold in 2011 increased 23.6% year-over-year to 5.4 million square meters. The increase primarily reflected a significant increase in aggregate GFA of properties sold in Category II and III cities, including Tianjin, Qingdao, Chengdu and Chongqing during 2011.

•                  Average selling price per square meter of the projects to which we provided sales agency services was RMB9,376 in 4Q2011 compared to RMB12,009 during the same period in 2010. Average selling price per square meter of the projects to which we provided sales agency services was RMB10,720 in 2011 compared to RMB11,505 during the same period in 2010. The decrease was primarily due to the increased sales in cities other than Beijing with lower average selling price per square meter.

•                  Aggregate transaction value in 4Q2011 was RMB16.2 billion, a decrease of 2.7% from 4Q2010. The decrease is a direct outcome of the government’s tightening policies on the real estate market. Aggregate transaction value in 2011 was RMB57.5 billion, an increase of 15.1% year-over-year. The increase was primarily due to the strong demand for real estate in Category II and III cities during the first half of 2011.

•                  Overall commission rates in 4Q2011 were 0.8%, compared to 1.1% in 4Q2010. Overall commission rates in 2011 were 1.0%, compared to 1.2% in 2010.

•                  There is no bonus commission recognized in 4Q2011, compared to 8.3% of total net revenue in 4Q2010. The bonus commission in 2011 accounted for 17.3% of total net revenue, compared to 23.7% for 2010.

•                  Excluding the bonus commission, base commission rate was 0.8% in 4Q2011 and 2011, compared to 1.0% in 4Q2010 and 0.9% for 2010, respectively.

Real estate consultancy services

Net revenue from real estate consultancy services in 4Q2011 decreased 64.0% from 4Q2010 to RMB3.7 million, and accounted for 2.9% of our total net revenue in 4Q2011. Net revenue from real estate consultancy services in 2011 increased 62.8% year-over-year to RMB33.1 million, and accounted for 5.6% of our total net revenue in 2011. The whole year improvement was mainly due to the increase in the number of land consultancy projects and pre-sale consultancy projects.

Gross Profit and Gross Margin

Gross profit in 4Q2011 decreased 70.0% from 4Q2010 to RMB41.0 million. Gross profit in 2011 decreased 33.3% year-over-year to RMB287.6 million.

Cost of revenues in 4Q2011 increased 40.8% from 4Q2010 to RMB85.8 million. The increase was primarily attributable to a rise in staff costs. Cost of revenues in 2011 increased 55.4% year-over-year to RMB307.1 million, which include increase in staff costs and office rental expenses attributable to the Company’s expansion occurred in the first half of 2011.

Gross margin was 32.3% in 4Q2011 compared to 69.1% in 4Q2010. Gross margin was 48.4% in 2011 compared to 68.6% in 2010.

Operating Expenses

Operating expenses including selling, marketing and administrative cost increased 49.9% from 4Q2010 to RMB87.2 million in 4Q2011. The increase was mainly due to the increase in staff cost, rental fee, provision for doubtful accounts, and the impairment of goodwill.

Operating expenses increased 72.3% year-over-year to RMB261.4 million in 2011. The increase was mainly due to the increase in staff costs and expenses brought by the Company’s expansion strategy, including the depreciation of increased facilities, rental fee and marketing promotions expenses, as well as the increase of provision for doubtful accounts and the impairment of goodwill.

Income/loss from Operations and Operating Margin

Loss from operations in 4Q2011 was RMB46.1 million compared to an income from operations of RMB77.8 million in 4Q2010. Income from operations for 2011 decreased 89.3% year-over-year to RMB30.5 million.

Non-GAAP loss from operations in 4Q2011 was RMB37.1 million compared to Non-GAAP income from operations of RMB77.8 million in 4Q2010. Non-GAAP income from operations for 2011 decreased 85.5% year-over-year to RMB41.2 million.

Operating margin in 2011 was 5.1% compared to 45.0% in 2010.

Income/loss from Continuing Operations and Earnings per ADS

Loss from continuing operations in 4Q2011 was RMB38.5 million, compared to income from continuing operations of RMB56.9 million in 4Q2010. Income from continuing operations for 2011 decreased 96.5% year-over-year to RMB7.3 million. The decrease mainly reflected the decreased income from operations.

Non-GAAP loss from continuing operations in 4Q2011 was RMB29.6 million, compared to Non-GAAP income from continuing operations of RMB56.9 million in 4Q2010. Non-GAAP income from continuing operations for 2011 decreased 91.7% year-over-year to RMB17.4 million.

Basic and diluted loss per ADS was US$0.13 in 4Q2011, compared to earnings per ADS of US$0.21 in 4Q2010. Basic and diluted earnings per ADS were US$0.02 for 2011, compared to US$0.76 for 2010.

Non-GAAP basic and diluted loss per ADS was US$0.10 in 4Q2011, compared to earnings per ADS of US$0.21 in 4Q2010. Non-GAAP basic and diluted earnings per ADS were US$0.06 for 2011, compared to US$0.76 for 2010.

Cash Flow

As of December 31, 2011, the total balance of cash and cash equivalents was RMB479.0 million. The net cash provided by operating activities in 4Q2011 was RMB67.7million, compared to RMB71.8 million in 4Q2010. The net cash provided by operating activities in 4Q2011 was primarily attributable to the RMB11.4 million and RMB57.1 million cash collection from accounts receivables and other receivables respectively.

The net cash provided by investing activities in 4Q2011 was RMB0.9 million, compared to net cash provided by investing activities of RMB10.7 million in 4Q2010. The net cash provided by investing activities in 4Q2011 were attributable to a net release of restricted cash of RMB6.0 million, offset by the cost of RMB5.1 million in property and equipment purchased.

The net cash used in operating activities for 2011 was RMB68.8 million, compared to net cash provided by operating activities of RMB158.9 million in 2010. The net cash used in operating activities in 2011 were primarily attributable to an increase of RMB62.2 million in accounts receivable.

The net cash used in investing activities for 2011 was RMB29.9 million, compared to net cash provided by investing activities of RMB80.0 million in 2010. The net cash used in investing activities in 2011 were primarily attributable to the cost of RMB18.5 million in property and equipment purchased and the consideration of RMB8.8 million paid for the acquisition of subsidiary, net of cash acquired.

FIRST QUARTER 2012 GUIDANCE

SYSWIN anticipates net revenue in the first quarter of 2012 to be at least RMB67 million - RMB75 million, representing a decrease of at least 60% - 55% year over year. The first quarter is traditionally a low season in China’s real estate market. For the first half of 2012, the management expects the real estate sector in China will continue to face harsh conditions, with both aggregate transaction value and aggregate GFA sold trending down. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL DETAILS

Mr. Liangsheng Chen, CEO/Director, and Mr. Ray Han, CFO of SYSWIN, are expected to host a conference call on March 16, 2012 at 8:00 am ET. To participate in the conference call, please dial the following numbers:

US (Toll free)	+1-866-519-4004
Hong Kong (Toll free)	800-930-346
China, Domestic Mobile (Toll free)	400-620-8038
China, Domestic (Toll free)	800-819-0121
Other international locations (Toll)	+65-6723-9381

An operator will answer your call and please use “SYSWIN” as the verbal passcode to access the call.

Replays of the conference call will be available until March 23, 2012 by dialing the following numbers:

US (Toll)	+1-718-354-1232
Hong Kong (Toll)	800-901-596
China (Toll)	400-692-0026
Other international locations (Toll)	+61-2-8235-5000
Passcode	51292353

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.syswin.com.

CONTACT:

Wen Fan

Investor Relations, SYSWIN Inc.

Email: ir@syswin.com

Tel: +86 10 8472 8783

ABOUT SYSWIN

SYSWIN is a leading primary real estate services provider in China. Its core business is to provide real estate sales agency services to developers with regards to new residential properties. The company currently operates in 28 cities in the Bohai Rim (North China), Western China, Yangtze River Delta region (East China) and Southern China. In Beijing and Northern China, we believe SYSWIN has the largest market share based on the transaction value of new properties sold. The company works with 14 of China’s top 30 developers, including well-known names such as China Vanke, Poly, Agile, China Merchants Property Development Co., Ltd, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements; including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN’s future financial results are discussed more fully in SYSWIN’s filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement SYSWIN Inc.’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SYSWIN Inc. uses in this press release the following non-GAAP financial measures: (1) Non-GAAP net income attributable to SYSWIN Inc., (2) Non-GAAP net income, (3) Non-GAAP income from operations, (4) Non-GAAP income from continuing operations, and (5) Non-GAAP net income per shares, basic and diluted, each of which excludes amortization of intangible assets resulting from business acquisitions and goodwill impairment charge. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

SYSWIN Inc. believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding amortization of intangible assets resulting from business acquisitions and goodwill impairment charge, which may not be indicative of SYSWIN Inc.’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to SYSWIN Inc.’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that amortization of intangible assets resulting from business acquisitions are recurring expenses that will continue to exist in SYSWIN Inc.’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

SYSWIN INC.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except shares and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2010 RMB	2011 RMB	2010 RMB	2011 RMB

Net revenue	197,260	126,764	629,022	594,619

Cost of revenues	(60,918)	(85,795)	(197,619)	(307,056)

Gross profit	136,342	40,969	431,403	287,563

Selling, marketing and administrative expenses	(58,163)	(87,199)	(151,724)	(261,373)
Other operating (expenses)/income, net	(343)	97	3,662	4,261

Income/(loss) from operations	77,836	(46,133)	283,341	30,451
Interest income	335	2,512	2,340	5,507
Foreign currency exchange loss	(1,486)	(855)	(1,486)	(13,651)
Other (expenses)/income — net	(273)	(620)	(467)	2,597

Income/(loss) from continuing operations before income tax	76,412	(45,096)	283,728	24,904
Income tax	(19,499)	6,629	(74,088)	(17,649)

Income/(loss) from continuing operations	56,913	(38,467)	209,640	7,255
Loss from discontinued operations, net	—	—	(20,054)	—

Net income/(loss)	56,913	(38,467)	189,586	7,255

Less: Net loss attributable to non-controlling interest	—	(368)	—	(250)
Net income/(loss) attributable to SYSWIN Inc.	56,913	(38,099)	189,586	7,505

Income/(loss) per share from continuing operations, basic and diluted	0.33	(0.20)	1.32	0.04
Loss per share from discontinued operations, basic and diluted	—	—	(0.13)	—
Net income/(loss) per share, basic and diluted	0.33	(0.20)	1.19	0.04
Shares used in calculating income/(loss) per share, basic and diluted (weighted average number of ordinary shares outstanding)	171,088,333	193,275,000	158,872,808	193,275,000

SYSWIN INC.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	December 31,
	2010 RMB	2011 RMB
ASSETS
Current assets:
Cash and cash equivalents	581,765	479,001
Restricted cash	3,000	3,000
Accounts receivable, net	281,374	366,050
Prepaid expenses - related party	—	7,968
Other receivables	16,502	15,884
Deferred tax assets	24,230	34,293
Total current assets	906,871	906,196

Non-current assets:
Property and equipment, net	50,165	40,067
Intangible assets, net	3,507	24,426
Deferred tax assets	2,954	18,889
Prepaid expenses - related party	—	5,312
Other non-current assets	19,300	28,250
Total assets	982,797	1,023,140

Current liabilities:
Accrued expenses and other current liabilities	134,256	171,043
Income tax payable	28,109	26,862
Dividend payable	15,197	12,153
Total current liabilities	177,562	210,058

Non-current liabilities:
Deferred revenue	2,434	1,521
Deferred tax liabilities	—	2,065
Total liabilities	179,996	213,644

Shareholders’ equity:
Ordinary shares	1	1
Additional paid-in capital	637,289	635,029
Statutory reserve	37,669	43,659
Retained earnings	127,842	129,357
Total shareholders’ equity	802,801	808,046

Non-controlling interest	—	1,450
Total liabilities and shareholders’ equity	982,797	1,023,140

SYSWIN INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2010 RMB	2011 RMB	2010 RMB	2011 RMB

Cash flows from operating activities
Net income/(loss)	56,913	(38,099)	189,586	7,505
Adjustment to reconcile net income to net cash provided (used in) by operating activities
Depreciation and amortization	3,421	6,058	11,052	20,087
Non-controlling interest	—	(368)	—	(250)
Allowance for doubtful accounts	300	6,478	1,770	5,847
Goodwill impairment charge	—	8,337	—	8,337
Changes in operating assets and liabilities
Accounts receivables	(42,233)	11,401	(78,988)	(62,175)
Other receivables	1,650	57,064	(9,111)	1,415
Increase of restricted cash (net)	—	690	—	—
Prepaid expenses - related party	—	1,093	—	(13,279)
Deferred tax assets	(7,023)	(10,388)	(16,734)	(21,348)
Deferred tax liabilities	—	(172)	—	(602)
Other non-current assets	(8,500)	(3,750)	(11,500)	(8,950)
Accrued expenses and other current liabilities	48,902	26,233	60,033	7,489
Income tax payable	18,663	3,388	13,120	(11,989)
Deferred revenue	(304)	(229)	(304)	(913)
Net cash provided (used in) by operating activities	71,789	67,736	158,924	(68,826)

Cash flows from investing activities
Purchase of property and equipment	(3,312)	(5,053)	(50,733)	(18,510)
Proceeds from disposal of office building to a related party	—	—	114,574	—
(Increase)/decrease of restricted cash (net)	(3,000)	6,000	(3,000)	—
Acquisition of subsidiaries, net of cash acquired	—	—	—	(8,831)
Acquisition of non-controlling interest	—	—	—	(2,560)
Settlement of receivables due from a related party	17,000	—	27,000	—
Proceeds from disposal of subsidiaries to related parties (net of cash disposed)	—	—	(7,846)	—
Net cash provided (used in) by investing activities	10,688	947	79,995	(29,901)

Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of issuance costs	400,764	—	400,764	—
Issuance cost paid	—	—	—	(993)
Dividends paid to shareholders	(89,525)	—	(254,803)	(3,044)
Capital injected by a shareholder prior to listing	2,057	—	2,057	—
Net cash provided (used in) by financing activities	313,296	—	148,018	(4,037)

Net increase (decrease) in cash and cash equivalents	395,773	68,683	386,937	(102,764)
Cash and cash equivalents at the beginning of the period	185,992	410,318	194,828	581,765
Cash and cash equivalents at the end of the period	581,765	479,001	581,765	479,001

SYSWIN INC.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except shares and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2010 RMB	2011 RMB	2010 RMB	2011 RMB

GAAP income/(loss) from operations	77,836	(46,133)	283,341	30,451
Amortization of intangible assets resulting from business acquisitions	—	688	—	2,409
Goodwill impairment charge	—	8,337	—	8,337
Non-GAAP income/(loss) from operations	77,836	(37,108)	283,341	41,197

GAAP income/(loss) from continuing operations	56,913	(38,467)	209,640	7,255
Amortization of intangible assets resulting from business acquisitions (net of tax)	—	516	—	1,807
Goodwill impairment charge	—	8,337	—	8,337
Non-GAAP income/(loss) from continuing operations	56,913	(29,614)	209,640	17,399

GAAP net income/(loss)	56,913	(38,467)	189,586	7,255
Amortization of intangible assets resulting from business acquisitions (net of tax)	—	516	—	1,807
Goodwill impairment charge	—	8,337	—	8,337
Non-GAAP net income/(loss)	56,913	(29,614)	189,586	17,399

GAAP net income/(loss) attributable to SYSWIN Inc.	56,913	(38,099)	189,586	7,505
Amortization of intangible assets resulting from business acquisitions (net of tax)	—	475	—	1,662
Goodwill impairment charge	—	8,337	—	8,337
Non-GAAP net income/(loss) attributable to SYSWIN Inc.	56,913	(29,287)	189,586	17,504

GAAP net income/(loss) per share, basic and diluted	0.33	(0.20)	1.19	0.04
Non-GAAP net income/(loss) per share, basic and diluted	0.33	(0.15)	1.19	0.09
Shares used in calculating GAAP/Non-GAAP income/(loss) per share, basic and diluted (weighted average number of ordinary shares outstanding)	171,088,333	193,275,000	158,872,808	193,275,000